Exhibit 4.9
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CONSULTING  AGREEMENT  BETWEEN  RICHARD  ROSENBERG AND AMERICAN  FIRE  RETARDANT
CORPORATION

This Agreement dated April 25, 2001, between Richard Rosenberg of 901 Faxpointe Circle, Delray Beach, Florida, 33445, herein called Rosenberg, AND American Fire Retardant Corporation, located at 9337 Bond Ave., El Cajon, California, 92021, herein called Company, affirms the past and continued use of Rosenberg by Company as a Consultant in the fields of finance, marketing, and personnel.

Company acknowledges that Rosenberg has supplied consulting services to it for a period of nine years, but quite constantly in the past six years. During that period of time, Rosenberg never received compensation for said services, waiting until the Company was in an improved financial position.

Both parties have therefore agreed that the cash compensation for said efforts is to be for six years payable $1500 per month, for a total of $54,000. Further, both parties have accepted that in lieu of cash, Rosenberg has agreed to accept compensation for said consulting work in shares of the Company. The agreed upon transfer rate is fifty cents (.50(cent)) per share for free-trading shares.

Thus Rosenberg is due the amount of One Hundred and Eight Thousand (108,000) free trading shares of the Company to be issued promptly.

Rosenberg aggress to continue his consulting efforts at a rate to be mutually agreed on between Rosenberg and the President of the Company.

The signatories below hereby warrant that they have full power and authority to enter into this Agreement, and it shall be duly honored.

  /s/ Richard Rosenberg                                       4/25/01
  Accepted and Signed by Richard Rosenberg

  /s/ Stephen F. Owens/ President                             4/26/01
  Accepted and Signed by Stephen Owens, President, American Fire Retardant Corp.